SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

AMENDMENT OF THE PROJECTED NON-CONSOLIDATED FINANCIAL RESULTS FOR FISCAL YEAR 2005

On August 26, 2004, the registrant issued a press release amending its projected non-consolidated financial results for the fiscal year ending March 31, 2005.

The non-consolidated financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and will not be directly comparable to financial information prepared on the basis of accounting principles generally accepted in the United States.

The registrant expects no change in its projected consolidated results for the fiscal year ending March 31, 2005.

The financial information included in the attached copy of the press release contains forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby furnishing cautionary statements identifying important factors that could cause the registrant and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

The financial information is based on a series of assumptions, projections, estimates, judgments and beliefs of the registrant’s management in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the success of new products, services and new business, and other changes in circumstances that could cause the registrant’s actual results to differ materially from these forecasts.

No assurance can be given that the registrant and its subsidiaries’ actual results will not vary significantly from projected estimates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Department IV

Date: August 26, 2004

August 26, 2004

NTT Amends Projected Financial Results for Fiscal Year 2005

Nippon Telegraph and Telephone Corporation (“NTT”) has amended its projected non-consolidated financial results for fiscal year 2005 (April 1, 2004 through March 31, 2005).

In response to the stock repurchase offer made by NTT DoCoMo (“DoCoMo”), NTT sold 1,748,000 DoCoMo shares and as a result recognized an extraordinary gain on sale that will be reported on NTT’s non-consolidated financial results.

Projected Non-Consolidated Financial Results for Fiscal Year 2005

	Operating Revenues (million yen)	Recurring Profit (million yen)	Net Income (million yen)
Before Amendment (A)	330,000	152,000	149,000
After Amendment (B)	328,000	150,000	435,000
Increase (Decrease) (B-A)	(2,000)	(2,000)	286,000
Percentage Change (%)	(0.6)%	(1.3)%	191.9%
(Ref) Fiscal Year 2004 Results	258,104	78,664	240,306

Note: Extraordinary gain on sale has been amended to 319,000 million yen from 0 million yen.

There is no change in the projected consolidated financial results for fiscal year 2005.

For more information, please contact:

Department I

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp